EXHIBIT 99.1

Eupraxia Pharmaceuticals Announces Proposed Public Offering of Common Shares

VICTORIA, British Columbia, Sept. 22, 2025 (GLOBE NEWSWIRE) -- Eupraxia Pharmaceuticals Inc. (“Eupraxia” or the “Company”) (NASDAQ:EPRX) (TSX:EPRX), a clinical-stage biotechnology company leveraging its proprietary Diffusphere™ technology designed to optimize local, controlled drug delivery for applications with significant unmet need, is pleased to announce the Company has filed a preliminary prospectus supplement (the “Supplement”) to its short form base shelf prospectus dated February 5, 2024 (the “Base Prospectus”) in connection with a proposed public offering (the “Offering”) of common shares of the Company (the “Common Shares”). The Supplement was also filed with the U.S. Securities Exchange and Commission (the “SEC”), as part of a registration statement on Form-10, as amended, which was declared effective by the SEC on February 7, 2024, in accordance with the Multijurisdictional Disclosure System established between Canada and the United States.

The Company also expects to grant the underwriters a 30-day option to purchase up to an additional 15% of the number of Common Shares offered in the Offering. The Offering is expected to be priced in the context of the market, with the final terms of the Offering to be determined at the time of pricing. There can be no assurance as to whether or when the Offering may be completed, or as to the actual size or terms of the Offering. The closing of the Offering will be subject to customary closing conditions, including the listing of the Common Shares on the Toronto Stock Exchange (the “TSX”) and the Nasdaq Capital Market (the “Nasdaq”) and any required approvals of the TSX.

Cantor and LifeSci Capital are acting as joint book-running managers for the Offering. Bloom Burton is also acting as co-manager for the Offering.

The Company intends to use the net proceeds from the Offering primarily for the continued advancement of its product pipeline, including the completion of ongoing preclinical studies and clinical trials, regulatory submissions, and associated commercial preparation and manufacturing scale-up activities. A portion of the proceeds will also be allocated to research and development of additional pipeline candidates, business development initiatives, and general corporate purposes, which may include but are not limited to employee salaries, working capital, leases for facilities, administrative expenses, and capital expenditures. The Company may also use a portion of the proceeds to expand its intellectual property portfolio and strengthen its corporate infrastructure to support future growth.

The Supplement and accompanying Base Prospectus contain important detailed information about the Offering. The Supplement and accompanying Base Prospectus relating to and describing the terms of the Offering can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Copies of the Supplement and accompanying Base Prospectus relating to and describing the terms of the Offering may also be obtained from Cantor Fitzgerald & Co., Attention: Capital Markets, at 110 East 59th Street, 6th Floor, New York, New York 10022, or by email at prospectus@cantor.com, from LifeSci Capital LLC at 1700 Broadway, 40th Floor, New York, New York 10019, or by email at compliance@lifescicapital.com or from Bloom Burton Securities Inc. at ecm@bloomburton.com. Prospective investors should read the Supplement and accompanying Base Prospectus and the other documents the Company has filed before making an investment decision.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About Eupraxia Pharmaceuticals Inc.

Eupraxia is a clinical-stage biotechnology company focused on the development of locally delivered, extended-release products that have the potential to address therapeutic areas with high unmet medical need. Diffusphere™, a proprietary, polymer-based micro-sphere technology, is designed to facilitate targeted drug delivery of both existing and novel drugs.

Notice Regarding Forward-looking Statements and Information

This news release includes forward-looking statements and forward-looking information within the meaning of applicable securities laws. Often, but not always, forward-looking information can be identified by the use of words such as "plans", "is expected", "expects", "suggests", "scheduled", "intends", "contemplates", "anticipates", "believes", "proposes", "potential" or variations (including negative and grammatical variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this news release include statements regarding the Offering; the anticipated terms of the Offering, the expectation to grant the underwriters a 30-day option to purchase additional shares, the satisfaction of customary closing conditions related to the Offering and the anticipated use of proceeds from the Offering; and the potential for the Company’s technology to impact the drug delivery process. Such statements and information are based on the current expectations of Eupraxia's management, and are based on assumptions, including but not limited to: future research and development plans for the Company proceeding substantially as currently envisioned; industry growth trends, including with respect to projected and actual industry sales; the Company's ability to obtain positive results from the Company's research and development activities, including clinical trials; and the Company's ability to protect patents and proprietary rights. Although Eupraxia's management believes that the assumptions underlying these statements and information are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Eupraxia, including, but not limited to: risks and uncertainties related to the Company's limited operating history; the Company's novel technology with uncertain market acceptance; if the Company breaches any of the agreements under which it licenses rights to its product candidates or technology from third parties, the Company could lose license rights that are important to its business; the Company's current license agreement may not provide an adequate remedy for its breach by the licensor; the Company's technology may not be successful for its intended use; the Company's future technology will require regulatory approval, which is costly and the Company may not be able to obtain it; the Company may fail to obtain regulatory approvals or only obtain approvals for limited uses or indications; the Company's clinical trials may fail to demonstrate adequately the safety and efficacy of its product candidates at any stage of clinical development; the Company may be required to suspend or discontinue clinical trials due to side effects or other safety risks; the Company completely relies on third parties to provide supplies and inputs required for its product candidates and services; the potential impact of tariffs on the cost of the Company’s active pharmaceutical ingredients and clinical supplies of EP-104IAR and EP-104GI; the Company relies on external contract research organizations to provide clinical and non-clinical research services; the Company may not be able to successfully execute its business strategy; the Company will require additional financing, which may not be available; any therapeutics the Company develops will be subject to extensive, lengthy and uncertain regulatory requirements, which could adversely affect the Company's ability to obtain regulatory approval in a timely manner, or at all; the impact of health pandemics or epidemics on the Company's operations; the Company's restatement of its consolidated financial statements, which may lead to additional risks and uncertainties, including loss of investor confidence and negative impacts on the Company's common share price; and other risks and uncertainties described in more detail in Eupraxia's public filings on SEDAR+ (sedarplus.ca) and EDGAR (sec.gov). Although Eupraxia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and information speak only as of the date on which they are made and Eupraxia undertakes no obligation to publicly update or revise any forward-looking statement or information, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:
Danielle Egan, Eupraxia Pharmaceuticals Inc.
778.401.3302
degan@eupraxiapharma.com

or

Kevin Gardner, on behalf of:
Eupraxia Pharmaceuticals Inc.
617.283.2856
kgardner@lifesciadvisors.com

SOURCE Eupraxia Pharmaceuticals Inc.